Internet Initiative Japan Inc.,
Jinbocho Mitsui Bldg.,
1-105 Kanda Jinbo-cho,
Chiyoda-ku, Tokyo 101-0051, Japan
February 17, 2011

Ms. Jan Woo,

Attorney-Advisor,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C.  20549,

U.S.A.

RE:	Internet Initiative Japan, Inc.

Form 20-F for the year ended March 31, 2010

File No. 000-30204

Dear Ms. Woo:

We are in receipt of your letter dated February 8, 2011 commenting on the annual report of Form 20-F of Internet Initiative Japan, Inc. (the “Company”) for the fiscal year ended March 31, 2010. We are currently in the process of compiling a response to your letter and expect to respond to you around February 28, 2011.

Very truly yours,

/s/ Akihisa Watai
Akihisa Watai
Managing Director, Chief Financial Officer and Chief Accounting Officer

cc:	Barbara Jacobs	(Securities and Exchange Commission)

Izumi Akai

Yoichiro Taniguchi

Sandra Treusdell

(Sullivan & Cromwell LLP)